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                       SECURITIES AND EXCHANGE COMMISSION


                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                (Amendment No. 1)


                    Under the Securities Exchange Act of 1934


                              TELEMUNDO GROUP, INC.
                                (Name of Issuer)




                      Series A Common Stock, $.01 par value
                         (Title of Class of Securities)


                                   105303101
                                 (CUSIP Number)

                                 Mark G. Ewald
                              BEM Management, Inc.
                               520 Madison Avenue
                            New York, New York 10022
                                 (212) 832-8720
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                October 29, 1996
              (Date of Event which Requires Filing this Statement)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [x].


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SCHEDULE 13D

CUSIP No. 105303101

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Lawrence M. Blau

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                  Not Applicable                              a[ ]
                                                              b[ ]
3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  OO

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  U.S.A.

                     7.      SOLE VOTING POWER
                                     None

                     8.      SHARED VOTING POWER
  SHARES
BENEFICIALLY                        315,000
 OWNED BY
REPORTING            9.      SOLE DISPOSITIVE POWER
  PERSON                             None
   WITH
                    10.     SHARED DISPOSITIVE POWER
                                    315,000

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  315,000

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                       [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  4.9%

14.      TYPE OF REPORTING PERSON*
                  IN

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SCHEDULE 13D

CUSIP No. 105303101

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Mark Metzger

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                  Not Applicable                          a[ ]
                                                          b[ ]
3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  OO

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                    [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  U.S.A.

                  7.     SOLE VOTING POWER
                                  None

                  8.     SHARED VOTING POWER
  SHARES                        315,000
BENEFICIALLY
 OWNED BY
REPORTING         9.      SOLE DISPOSITIVE POWER
  PERSON                          None
   WITH
                 10.     SHARED DISPOSITIVE POWER
                                315,000

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  315,000

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                       [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  4.9%

14.      TYPE OF REPORTING PERSON*
                  IN


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               This Statement amends and supplements the information set forth in the Schedule 13D filed by the Reporting Persons (as defined therein) with the Securities and Exchange Commission (the "Commission") on May 24, 1996, and constitutes Amendment No. 1 to the Schedule 13D. Capitalized terms used herein without definition shall have the meaning assigned to such terms in the Schedule 13D.

Item 2. Identity and Background

               The third paragraph of this Item 2 is amended in its entirety as set forth below:

               The shares of Series A Common Stock which are the subject of this Statement are held by BEM (223,000 shares) and BEM International (92,000 shares).

Item 3.  Sources and Amounts of Funds or Other Consideration

               Item 3 is amended in its entirety as set forth below:

               The Funds expended an aggregate of approximately $4,115,000 (including brokerage commissions) to purchase the 315,000 shares of Series A Common Stock held by them. The source of these monies was working capital of the respective Funds.


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Item 5. Interest in Securities of the Issuer

                  Paragraphs (a) - (c) of Item 5 are amended in their entirety as set forth below:

        (a)-(b) On the date of this Statement:

                  1. Mr. Blau and Mr. Metzger each has beneficial ownership for purposes of Section 13(d) of the Securities Exchange Act of 1934 of 315,000 shares of Series A Common Stock by virtue of his position as one of the two managing general partners of BEM and as one of the two persons responsible, through BEM International Management, for the management of the assets of BEM International. Such shares represent approximately 4.9% of the issued and outstanding shares of Series A Common Stock. Mr. Blau and Mr. Metzger share voting power and dispositive power over these shares of Series A Common Stock.

                  2. The percentages used herein are calculated based upon the 6,414,864 shares of Series A Common Stock stated to be issued and outstanding at June 30, 1996, as reflected in the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1996.

                   (c) The trading dates, number of shares sold and price per share (including commissions) for all transactions by the Reporting Persons during the past 60 days are set forth in Schedule I hereto. All such transactions were effected on the NASDAQ.

                  Paragraph (e) of Item 5 is amended in its entirety as set forth below:

                  (e) The Reporting Persons ceased to have Beneficial Ownership of more than 5% of the Series A Common Stock on October 30, 1996.



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Signature

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 1, 1996




                                       /s/ Lawrence M. Blau
                                           Lawrence M. Blau


                                       /s/ Mark Metgzer
                                           Mark Metzger


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                                   Schedule I



                        Date          Shares Sold            Price Per Share
                        ----          -----------            ---------------
BEM Partners, L.P.     10/22/96            22,000                $29.88
                       10/23/96             4,000                 29.00
                       10/24/96            11,000                 28.88
                       10/25/96             7,000                 28.88
                       10/29/96            18,000                 30.19
                       10/30/96            27,000                 28.79


BEM International Ltd. 10/22/96             8,000                 29.88
                       10/23/96             1,000                 29.00
                       10/24/96             4,000                 28.88
                       10/25/96             3,000                 28.88
                       10/29/96             7,000                 30.19
                       10/30/96             8,000                 28.79

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